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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            Aber Diamond Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    002893105
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                                 (CUSIP Number)

                             Patrick B. Dorsey, Esq.
              Senior Vice President, General Counsel and Secretary
                                  Tiffany & Co.
                                727 Fifth Avenue
                            New York, New York 10022
                                 (212) 755-8000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 13, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /__ /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                           Page 2 of 5 Pages

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tiffany & Co. International
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) /__ /
                                                                      (b) / X /
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (See Instructions)

         WC
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

         Not applicable.                                                   /__ /
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                                      (7)      SOLE VOTING POWER

             NUMBER OF                         None
              SHARES                  ------------------------------------------
           BENEFICIALLY               (8)      SHARED VOTING POWER
             OWNED BY
                  EACH                         None
               REPORTING              ------------------------------------------
              PERSON WITH             (9)      SOLE DISPOSITIVE POWER

                                               None
                                      ------------------------------------------
                                      (10)     SHARED DISPOSITIVE POWER

                                               None
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         None
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         CO
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
                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 3 of 5 Pages

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tiffany & Co.
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) /__ /
                                                                       (b) / X /
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (See Instructions)

         WC
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                      (7)      SOLE VOTING POWER

             NUMBER OF                         None
               SHARES                 ------------------------------------------
            BENEFICIALLY              (8)      SHARED VOTING POWER
              OWNED BY
               EACH                            None
             REPORTING                ------------------------------------------
            PERSON WITH               (9)      SOLE DISPOSITIVE POWER

                                               None
                                      ------------------------------------------
                                      (10)     SHARED DISPOSITIVE POWER

                                               None
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

         Not applicable.                                                  /__ /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         None
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         CO, HC
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 4 of 5 Pages


         This Schedule 13D/A ("Amendment No. 2") is being filed by Tiffany & Co. International, a Delaware corporation ("International"), and Tiffany & Co., a Delaware corporation ("Parent" and together with International, the "Reporting Persons"). International is a direct wholly-owned subsidiary of Parent. This Amendment No. 2 is being filed to amend and supplement the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 27, 1999 (the "Original 13D"), and amended on December 7, 2004 ("Amendment No. 1"), with respect to the Common Stock, no par value (the "Common Stock"), of Aber Diamond Corporation (previously known as Aber Resources Ltd.) (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Original 13D, as amended by Amendment
No. 1. Except as disclosed in this Amendment No. 2, the information contained in the Original 13D, as amended by Amendment No. 1, has not changed as of the date hereof.

         Items 4 and 5 are hereby amended to the extent set forth below:

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended and supplemented by adding the following new paragraph:

         On December 13, 2004, the closing of the Stock Sale occurred (the "Closing"). As of the Closing, the Reporting Persons do not own beneficially or of record, any shares of Common Stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented by amending and restating paragraphs
(a), (b) and (e) as follows:

         (a) As of the Closing, the Reporting Persons do not own beneficially or of record, any shares of Common Stock of the Issuer.

         (b) As of the Closing, the Reporting Persons do not own beneficially or of record, any shares of Common Stock of the Issuer.

         (e) As of the Closing, the Reporting Persons do not own beneficially or of record, any shares of Common Stock of the Issuer.

         Item 5 is further amended and supplemented by adding the following sentence after the last sentence in paragraph (c):

                  As of the Closing, the Reporting Persons do not own beneficially or of record, any shares of Common Stock of the Issuer.

                                 SCHEDULE 13D/A

CUSIP NO. 002893105                                            Page 5 of 5 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                          TIFFANY & CO. INTERNATIONAL


                          By: /s/ Patrick B. Dorsey           December 13, 2004
                              ---------------------------
                          Patrick B. Dorsey
                          Vice President and Secretary

                          TIFFANY & CO.

                          By: /s/ Patrick B. Dorsey           December 13, 2004
                              ---------------------------
                          Patrick B. Dorsey
                          Senior Vice President, General
                          Counsel and Secretary